

September 5, 2013

Via E-mail
Brent Willis
Chief Executive Officer
Victory Electronic Cigarettes Corporation
1880 Airport Drive
Ball Ground, GA 30107

Re: **Victory Electronic Cigarettes Corporation**
         Amendment No. 1 to Form 8-K
         Filed August 21, 2013
         File No. 000-52745

Dear Mr. Willis:

We have reviewed your responses to the comments in our letter dated July 24, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

Description of Business, page 3

Principal Products, page 4

1. We note your response to our prior comment 3 and reissue in part. We note your disclosure in the fourth paragraph that some of the main reasons why people use your products is because they are a cleaner and healthier way to smoke. We also note that the U.S. Food and Drug Administration has stated that the safety and efficacy of e-cigarettes has not been fully studied and that consumers of e-cigarette products currently have no way of knowing whether e-cigarettes are safe for their intended use or whether potentially harmful chemicals are being inhaled during their use. Please revise this report throughout to remove any references to your products being safer, cleaner or healthier in comparison to traditional cigarettes or, alternatively, in each instance, revise to indicate that these statements represent your beliefs and balance such statements throughout with disclosure that the FDA has not fully studied the possible health effects of e-cigarette products.

Dependence on one or a few major distributors, page 6

2. Please revise to briefly expand to clarify the scope of your retailer consumers. For instance, approximately how many grocery stores or convenience chains do you sell through or how many stores?

FDA Regulation, page 6

3. Please refer to the last paragraph. This paragraph appears misplaced. In this regard, we note that the disclosure appears to provide additional details related to the FDA approvals that you may have to obtain for your products which are discussed in the last two paragraphs of the Government Regulation section on page 6. Please move and revise the Government Regulation section on page 6 as applicable.

Government Regulation, page 6

4. We note your response to our prior comment 14 and reissue. We note your disclosure in the last two paragraphs that your products could be subject to substantial governmental regulation by the FDA as either a tobacco product or as a drug and/or medical device. Please revise the last two paragraphs to disclose the anticipated timing and costs associated with obtaining the necessary FDA approvals for your products under each regulatory approach, if known. To the extent that you do not have the financial resources to pursue and obtain these approvals, please revise to disclose this fact.

5. We note press reports which indicate that the FDA may come out with new regulations, as early as this October, which may address such things as whether e-cigarettes may advertise on television, sell over the Internet and market in a variety of flavors. To the extent known, please revise this section to discuss such possible proposed regulations and the impact such regulations may have on your business and operations or to at least address that these proposed regulations may come out as early as October. If material, please also revise the Risk Factors section on page 8 to include a risk factor discussing these possible proposed regulations and any associated risks.

Risk Factors, page 8

If we do not obtain additional financing, page 8

6. We note your disclosure in the third sentence that you estimate "[your] average monthly expenses over the next 12 months to be approximately $1,500,000." We also note your disclosure in the Liquidity and Capital Resources section on page 21 that you estimate "the operating expenses for the next 12 months will be $1,500,000." Please reconcile these statements.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

Susan Block
Attorney-Advisor